NUMBER 001                                          96,001 SHARES

                        CUMULATIVE CONVERTIBLE PREFERRED STOCK
                                       SERIES A

                               SYNAPTX WORLDWIDE, INC.
                   INCORPORATED UNDER THE LAWS OF THE STATE OF UTAH

               This certifies that James M. Gleason is owner of ninety-six thousand and one (96,001) shares of fully paid and nonassessable cumulative convertible preferred stock, Series A ("Preferred Stock") of Synaptx Worldwide, Inc. (the "Corporation"), transferable on the books of the Corporation by the holder in person or by duly authorized attorney upon surrender of this certificate, properly endorsed.

               The Preferred Stock represented by this certificate is entitled to an annual dividend of no dollars and twenty-nine point seventy-five cents ($0.2975) per share payable out of the net profits of the Corporation before any dividend is paid on the common stock (other than a dividend payable in common stock) of the Corporation. If net profits in any year are not sufficient to pay this dividend, either in whole or in part, then any unpaid portion of the dividend will become a charge against the net profits of the Corporation, and will be paid in full out of the net profits of the Corporation in subsequent years before any dividends are paid on the common stock of the Corporation in those years.

               The Preferred Stock represented by this certificate is entitled to vote at meetings of the shareholders of the Corporation, but is not entitled to participate in the profits of the Corporation beyond its fixed, preferential annual dividend.

               In accordance with section 1.4.1 of the Agreement between the Corporation and James M. Gleason, Shirley Gleason, Michael Concialdi and James Gammon dated January 1, 1998, the Preferred Stock represented by this certificate has a right of conversion into the common stock of the Corporation at zero point six seven three six two (0.67362) shares of the common stock of the Corporation for every one (1) shares of Preferred Stock held ("Conversion") with a minimum of 13,714 shares of Preferred Stock convertible in any single transaction, unless the holder is redeeming their remaining balance of Preferred Stock. If a Conversion results in fractional shares of common stock of the Corporation, such fractional shares will be rounded up or down to a whole share amount of common stock. The Corporation has the option to call a Conversion of all or any part of the Preferred Stock if the common stock of the Corporation achieves a closing price average for a consecutive sixty (60) day trading period of five dollars and twenty-five cents ($5.25) (the "Call Option").

               In Witness Whereof, the Corporation has caused this certificate to be signed by its duly authorized officers and sealed with the seal of the Corporation this 1st day of January, 1998.

                                    /s/ Ronald L. Weindruch
                                   -------------------------------------
                                   Ronald L. Weindruch, President

                                    /s/ Richard E. Hanik
                                   -------------------------------------
                                   Richard E. Hanik, Secretary